March 28, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Pocahontas Bancorp, Inc.

Gentlemen:

     We are in receipt of the staff's comment letter dated March 18, 2005 with respect to Pocahontas Bancorp, Inc.'s Form 10-K for the fiscal year September 30, 2004 and Form 10-Q for the three months ended December 31, 2004. The Company is preparing a response to the staff's comments. In order to prepare a complete and accurate response, the Company requests that it be permitted until April 18, 2005 to file its response and any amended Form 10-K or Form 10-Q that may be required.

     Any questions with regard to the foregoing should be directed to the undersigned.

                                        Respectfully,

                                        /s/ Robert B. Pomerenk

                                        Robert B. Pomerenk

cc:  Dwayne Powell, President and Chief Executive Officer
     Terry Prichard, Chief Financial Officer